                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   -----------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                                (Amendment No. 1)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT
                                TO RULE 13d-2(a)

                             Boston Properties, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    101121101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Edward H. Linde
                           c/o Boston Properties, Inc.
                              111 Huntington Avenue
                        Boston, Massachusetts 02199-7610
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 2, 2003
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                                  (Page 1 of 4)

-----------------------                                   ---------------------
  CUSIP NO. 101121101                   13D                 Page 2 of 4 Pages
-----------------------                                   ---------------------

--------------------------------------------------------------------------------

1.  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Edward H. Linde
--------------------------------------------------------------------------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)  [ ]
                                                                       (b)  [ ]
--------------------------------------------------------------------------------

3.  SEC USE ONLY

--------------------------------------------------------------------------------

4.  SOURCE OF FUNDS*

    OO
--------------------------------------------------------------------------------

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEM 2(d) or 2(e)                                                       [ ]

--------------------------------------------------------------------------------

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    United States of America

--------------------------------------------------------------------------------

     NUMBER OF         7.  SOLE VOTING POWER
      SHARES               12,037,629
   BENEFICIALLY
   OWNED BY EACH       ---------------------------------------------------------
    REPORTING
   PERSON WITH         8.  SHARED VOTING POWER
                           0

                       ---------------------------------------------------------

                       9.  SOLE DISPOSITIVE POWER
                           12,037,629

                       ---------------------------------------------------------

                      10. SHARED DISPOSITIVE POWER
                          0

--------------------------------------------------------------------------------

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    12,037,629

--------------------------------------------------------------------------------

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

--------------------------------------------------------------------------------

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    11.5%

--------------------------------------------------------------------------------

14. TYPE OF REPORTING PERSON*

    IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Amendment No. 1 to Schedule 13D (this "Amendment") filed pursuant to
Section 13d-2(a) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, should be read in conjunction with the
Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission on March 5, 2001 via EDGAR. This Amendment amends the Schedule 13D only with respect to Item 5 as set forth below. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the
Schedule 13D.

ITEM 5. Interest in Securities of the Issuer.

     (a) Mr. Linde is deemed the beneficial owner of 12,037,629 shares of Common Stock of Boston Properties, Inc. (the "Company") representing 11.5% of the Common Stock of the Company outstanding as of February 2, 2003. This number includes (i) 2,906,013 shares of Common Stock, 1,806,842 of which are held by The MBZ Charitable Remainder Unitrust of which Mr. Linde serves as the sole trustee and 29,000 of which are held by another trust, (ii) 7,144,949 common units of limited partnership interest in Boston Properties Limited Partnership, a Delaware limited partnership ("Common Units"), 1,405,392 of which are held by The MBZ 1996 Trust of which Mr. Linde serves as the sole trustee, 1,763,426 of which are held by other trusts and 46,474 held by limited partnerships, that are redeemable for cash or exchangeable for shares of Common Stock on a one-for-one basis at the option of the Company, (iii) 1,786,667 currently exercisable options and (iv) 200,000 options which are exercisable within 60 days of February 2, 2003. Under the rules issued by the Securities and Exchange Commission regarding beneficial ownership of securities, beneficial ownership of Common Stock includes (i) any shares as to which the individual or entity has sole or shared voting power or investment power and (ii) any shares which could be purchased by the exercise of options at or within 60 days of February 2, 2003. Mr. Linde has opted to include in this report his beneficial ownership of Common Units even though ownership of such units does not constitute beneficial ownership of Common Stock under Rule 13d-3 because, pursuant to section 8.6 of the limited partnership agreement of Boston Properties Limited Partnership, the holder of the Common Units does not have the right to require the Company to exchange the Common Units for shares of Common Stock.

     (b) Mr. Linde has sole voting power over 12,037,629 shares of the Common Stock and no shared voting power. He has sole dispositive power over 12,037,629 shares of the Common Stock and no shared dispositive power.

     (c) Mr. Linde has not affected any transactions in the Common Stock during the past 60 days.

     (d) Several persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Stock. No one's interest is more than five percent of the of the total outstanding Common Stock of the Company.

     (e)  Not applicable.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                               February 11, 2003
                               --------------------------------------------
                               (Date)

                               /s/ Edward H. Linde
                               --------------------------------------------
                               (Signature)

                               Edward H. Linde, President and Chief
                               Executive Officer, Boston Properties, Inc.
                               --------------------------------------------
                               (Name/Title)